SAFRAN

SIÈGE SOCIAL

February 19, 2008

[redacted]

08000870

SUPPL

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Attention: Paul Dudek, Esq.

SAFRAN
Rule 12g3-2(b) File No. 82-34974

Dear Sirs:

The enclosed information, as set forth in the Annex attached hereto, is being furnished to the Securities and Exchange Commission (the "SEC") on behalf of SAFRAN (the “Company”) pursuant to the exemption from the Securities Exchange Act of 1934 (the “Act”) afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

If you have any questions with regard to this information or require additional information, please contact the undersigned in Paris at +33 1 40 60 84 28.

Very truly yours,

PROCESSED

Francis de Raimond

FEB 26 2008

THOMSON
FINANCIAL

cc: Alain Marcheteau
(Safran)

SAFRAN
Société anonyme à Directoire et Conseil de surveillance
au capital de 83 405 917 euros - 562082909 RCS Paris
2, Bd du Général Martial-Valin - 75724 Paris Cedex 15 - France

Tél. +33 (0)1 40 60 80 80
Fax +33 (0)1 40 60 81 02
www.safran-group.com

I. PRESS RELEASES

- February 14, 2008 – SAFRAN announces 2007 results
- February 14, 2008 – SAFRAN to supply all landing and braking control systems for the A350XBWB

II. DOCUMENTS PROVIDED TO REGULATORY AUTHORITIES OR STOCK EXCHANGES AND MADE PUBLIC BY SUCH ENTITIES

None

III. DOCUMENTS PROVIDED TO SHAREHOLDERS, PUBLISHED OR MADE AVAILABLE TO THE PUBLIC

- February 14, 2008 – Analysts review – 2007 annual results

SAFRAN

Press release

SAFRAN announces 2007 results

Paris, February 14, 2008

SAFRAN, the international high-technology group with leadership positions in its core businesses of aerospace propulsion, aircraft equipment, defense & security and communications, today announced its results for the fiscal year ended December 31, 2007. The SAFRAN Group's results were approved by the SAFRAN Executive Board on February 11, 2008, and submitted to the Supervisory Board on February 13, 2008.

The Group's operating income jumped over 50% to €706 million, and net income more than doubled, despite an unfavorable U.S. dollar exchange rate.

2007 key figures

2007 sales €12,003 million:

- 5.9% increase over 2006
- 7% increase to €10.8 billion, excluding the broadband business

2007 operating income €706 million:

- 51.8% increase over 2006
- 5.9% operating margin, exceeding original forecasts

The Group share of net income is €406 million, versus €177 million in 2006:

- Net income for 2007 is more than twice that for 2006

At December 31, 2007, net debt stood at €169 million, versus €419 million a year earlier.

A dividend of 0.40 euro per share will be proposed at the Annual General Meeting of Shareholders.

Chief Executive Officer Jean-Paul Herteman said:

"I am delighted to announce that our Group surpassed its financial objectives for 2007. In addition to a 5.9% increase in sales, already announced, we have posted an operating margin of €706 million, equal to 5.9% of sales, outpacing our initial objective of 5%. This figure also represented an increase of nearly 52% over the previous year. The Group's share of net income stood at €406 million. These results once again demonstrate SAFRAN's ability to resist the impact of fluctuations in the U.S. dollar. We were able to offset this impact through a two-pronged approach, by improving our productivity and through a structural increase in the sale of spare parts, which generate high margins. This performance is also reflected in significant cash generation, resulting in free cash flow of €428 million for 2007. We will propose to the Annual General Meeting of Shareholders a dividend of 0.40 euro per share, in line with our results, our outlook and our policy of a 40% payout."

SAFRAN
Direction de la Communication

2, bd du Général Martial Valin
75724 Paris Cedex 15 – France

www.safran-group.com

Press Contact
Jocelyne TERRIEN

Tel +33 (0)1 40 60 80 28
Mob 33 (0)6 07 83 59 73

jocelyne.terrien@safran.fr

SAFRAN

Press release

SAFRAN consolidated results

All figures in this press release are expressed as adjusted data. To reflect the SAFRAN Group's actual financial performance, SAFRAN draws up, alongside the reported consolidated financial accounts, adjusted financial data, for several reasons:

- *To offset in the results the effects of the revaluation of intangible assets occurring due to the Sagem-Snecma merger, and their amortization booked under reported accounts.*
- *And to integrate in operating results the unwinding of hedges for the period.*

Furthermore, in application of IFRS5, the Communications branch's broadband business is classified under divested activities because of its sale achieved early 2008. To enable a comparison of the 2006 and 2007 fiscal years, a column for 2007 was created including Sagem's broadband communications business.

An appendix includes a table comparing the reported accounts and the adjusted data.

Millions of euros	2006*	2007*	Change	2007**
Sales	11,329	12,003	+ 5.9%	10,830
Operating income *% of sales*	465 *4.1%*	706 *5.9%*	+ 51.8%	663 *6.1%*
Net income from divested operations				30
Net income – Group share	177	406	x 2.3	406
Net income per share (€)	0.43	0.99		0.99
Net financial debt	419	169		

** includes Sagem communications broadband business*
*** without Sagem communications broadband business*

A solid and geographically diversified backlog of orders

With 5,636 CFM56 engines and 1,944 helicopter engines on order and an increasing share of fleets fitted with SAFRAN landing gear, brakes and nacelles, the Group has consolidated its outlook for the coming years, and increased its share of aviation markets.
In addition, the geographical diversity of the order book gives SAFRAN a very robust business foundation.

Operating income (EBIT)

SAFRAN posted operating income for 2007 of €706 million, compared with €465 million as of Dec.31, 2006, an increase of 52%.

This strong rise in earnings is primarily due to the good profitability of aviation businesses; the continued improvement in productivity and sales of spare parts more than offset the impact of the weak U.S. dollar. Also contributing to these higher earnings was the return to profit of the Defense Security business and a decrease in losses by the Communication business.

SAFRAN
Direction de la Communication

2, bd du Général Martial Valin
75724 Paris Cedex 15 – France

www.safran-group.com

Press Contact
Jocelyne TERRIEN

Tel +33 (0)1 40 60 80 28
Mob 33 (0)6 07 83 59 73

jocelyne.terrien@safran.fr

Deliveries of original equipment engines for commercial airplanes and helicopters increased by more than 20% over 2006.

Sales of spare parts posted record growth for the year. The service business now accounts for 44% of Aerospace Propulsion branch sales, and 26% of Aircraft Equipment branch sales.

The Defense Security branch logged dynamic growth in sales, spanning avionics, inertial navigation units, cards and payment terminals.

The communications branch, which experienced another drop in volumes, launched an initiative during the year to recenter its activities.

Earnings by branch

Millions of euros		**2006**	**2007**	**Change**
Aerospace Propulsion		561	636	+13%
	% of sales	*11.1%*	*10.7%*	
Aircraft Equipment		197	112	-43%
	% of sales	*7.5%*	*4.1%*	
Defense Security		(101)	72	ns
	% of sales	*-7.0%*	*4.7%*	
Communications				
• Mobile phones		(181)	(121)	+33%
	% of sales	*-18.9%*	*-18.5%*	
• Broadband		5	43	x 8
	% of sales	*0.4%*	*3.7%*	

Aerospace Propulsion

For the Aerospace Propulsion branch, the year was characterized by two major factors: strong growth in sales of spare parts, which offer a high margin, and productivity and efficiency improvements at all branch companies that outpaced initial forecasts. Together, these two factors more than offset the impact of a dollar hedging rate that was less favorable (from a rate of €1 = US$1.11 to $1.21). The branch's operating income increased more than 13% (or over 60% with a constant dollar).

Aircraft Equipment

During 2007, the Aircraft Equipment branch prepared for the ramp-up of production for several major new aircraft, in particular the nacelles for the A380 super-jumbo jet. Investments in development and production engineering to support sustained production in the coming years weigh temporarily against the branch's operating income.

SAFRAN
Direction de la Communication

2, bd du Général Martial Valin
75724 Paris Cedex 15 – France

www.safran-group.com

Press Contact
Jocelyne TERRIEN

Tel +33 (0)1 40 60 80 28
Mob 33 (0)6 07 83 59 73

jocelyne.terrien@safran.fr

SAFRAN

Press release

Defense Security

The Defense Security branch has swung back to profit, of €72 million, after posting a loss of €101 million in 2006. This result is largely due to the deployment of effective initiatives to improve organization and profitability.

These actions had a positive impact on the avionics business in particular. In the security sector, the card business returned to break-even, and the electronic payment business showed strong growth in sales and financial indicators.

Communications branch

The mobile phone business posted a loss of €121 million in 2007 versus €181 million in 2006. Sales volumes dropped during the year, but 2007 also saw the first positive results of strategic recentering initiatives now under way.

The Broadband business recorded operating income for 2007 of €43 million. This business has been sold to an investment fund, The Gores Group, for €383 million.

Net income

Consolidated net income was €406 million in 2007, compared with €177 million in 2006.

Financial position

Net debt at year-end stood at €169 million, marking a further decrease over net debt at the end of 2006 (€419 million). The Group confirmed its robust financial position.

Dividend

A dividend of 0.40 euro per share, up 82%, will be proposed to the Annual General Meeting of Shareholders on May 28,2008. This represents a payout of 40%, a level that SAFRAN plans to maintain in the future.

Objectives for 2008

The Group's aerospace, defense and security businesses will continue their growth. Actions to bolster efficiency and productivity will be continued and accelerated, in particular on the international stage. In line with the successful outcome for broadband business, a solution will be provided for the mobile phone business. It should be noted that all expected U.S. dollar flows in 2008 are hedged at a rate of €1 less than or equal to $1.46.

Under these conditions, the objectives for 2008 are as follows:

- Sales of approximately 11 billion euros, representing growth of 10% at constant size and exchange rates.
- Operating income of approximately €700 million*, due to continued improvement in productivity and an increase in spare parts business.

In general, SAFRAN plans to further develop the very strong synergies between its aerospace, defense and security businesses, and seize all growth opportunities in these sectors.

** Does not include the share of Ingénico earnings, which will be recorded via the equity method in 2008, but does include the estimated capital gain of €100 million from the transfer to Ingénico. Note that in 2007 the business transferred to Ingénico contributed €29 million in operating income.*

SAFRAN
Direction de la Communication

2, bd du Général Martial Valin
75724 Paris Cedex 15 – France

www.safran-group.com

Press Contact
Jocelyne TERRIEN

Tel +33 (0)1 40 60 80 28
Mob 33 (0)6 07 83 59 73

jocelyne.terrien@safran.fr

SAFRAN

Press release

Appendix

Comparison of reported consolidated accounts and adjusted data

Year ended Dec.31, 2007 (in € millions)	Statutory consolidated statements	Hedge accounting: revaluation of the revenue (1)	Hedge accounting: deferred hedge income (2)	intangible assets depreciation and amortization (3)	Adjusted consolidated statements (excluding Broadband activity)	Broadband activity	Adjusted consolidated statements including Broadband activity
Revenue	10,321	392	117		10,830	1,173	12,003
Other operating income / expense	(10,315)	(9)	0	157	(10,167)	(1,130)	(11,297)
Profit (loss) from operations	6	383	117	157	663	43	706
Net finance costs / income	31	(383)	295		(57)	(8)	(65)
Income from associates	4				4		4
Income tax expense	(25)		(140)	(54)	(219)	(5)	(224)
Profit (loss) from continuing operations	16	0	272	103	391	30	421
Profit from discontinued operations	30				30	(30)	0
Minority interests	(7)	(5)		(3)	(15)		(15)
Net profit (loss) for the period attributable to equity holders of the parent	39	(5)	272	100	406		406

(1) Revaluation of sales in currencies less purchases (by currency) at the hedged rate, by restatement of changes in the value of hedges allocated to flows during the period.

(2) Changes in the value of hedges concerning flows for future periods (€295 million excluding taxes), deferred in shareholders' equity and canceling the recovery of unrealized gains at closure of hedging accounts (€117 million excluding taxes), included in consolidated shareholders' equity.

(3) Cancellation of intangible assets amortization/depreciation due to the revaluation of aircraft programs based on the application of the standard IFRS 3 as of April 1, 2005.

Only the reported consolidated accounts are audited by the Group's independent auditors, and the adjusted financial data is subject to checks during the reading of all information provided in the reference document for 2007.

SAFRAN
Direction de la Communication

2, bd du Général Martial Valin
75724 Paris Cedex 15 – France

www.safran-group.com

Press Contact
Jocelyne TERRIEN

Tel +33 (0)1 40 60 80 28
Mob 33 (0)6 07 83 59 73

jocelyne.terrien@safran.fr

SAFRAN

Press release

SAFRAN to supply all landing and braking control systems for the A350XWB

Paris, February 14, 2008 – Airbus has announced its selection of Messier-Bugatti, a SAFRAN Group company, for the design, development, production, integration and support of the electronic and hydraulic landing and braking control systems for its new A350XWB long-range commercial jet.

The contract covers all "ATA32" systems: braking, steering, landing gear extension/retraction, and tire, brake and landing gear monitoring systems.

Messier-Bugatti is the only company in the world capable of offering this type of package solution spanning all landing and braking functions. Its solutions also draw on the overall expertise of the SAFRAN Group, which enable it to offer work packages comprising the system and all equipment needed for a specific function. This contract delivers technological solutions that meet the economic, performance, reliability and environmental requirements of the A350XWB program.

The systems will be designed to fit the different members of the A350XWB family.

With this latest contract, coupled with Messier-Dowty's selection as supplier of the main landing gear, the SAFRAN Group will supply most of the A350XWB's overall landing/braking system. This represents total revenues of 6 billion euros over 20 years, including services.

***SAFRAN** is an international high-technology group with four core businesses: Aerospace Propulsion, Aircraft Equipment, Defense Security, and Communications. It has 57,000 employees in over 30 countries, and annual revenues of 12 billion euros. The SAFRAN Group comprises a number of companies with prestigious brand names, and holds, alone or in partnership, global or European leadership positions in all of its markets.*

SAFRAN
Direction de la Communication

2, bd du Général Martial Valin
75724 Paris Cedex 15 – France

www.safran-group.com

Press Contact
Jocelyne TERRIEN

Tel +33 (0)1 40 60 80 28
Mob 33 (0)6 07 83 59 73

jocelyne.terrien@safran.fr

2007 ANNUAL RESULTS

SAFRAN

an international
Technology Leader

Analysts Review
February 14, 2008

SAFRAN

82-34974

2007 KEY POINTS

Jean-Paul HERTEMAN
Chief Executive Officer

SALES*: 12 billion euros

At December 31, 2007



Aerospace Propulsion
Aircraft Equipment
Communications
Defense Security
49%
23%
13%
15%

Increase/decrease at constant US$	
Aerospace Propulsion	+25%
Aircraft Equipment	+10%
Defense Security	+7%
Communications	- 15 %

Civil 82 % | 18 % Military

* Adjusted data, including Sagem Communications broadband business

2007 HIGHLIGHTS



CFM56 running on biofuel

- Very strong growth in sales of commercial airplane and helicopter engines, for both original equipment and spares
- Successful first test of a CFM56 engine running on biofuel, and validation of our differentiating noise reduction technologies



Boeing 787 landing gear

- First carbon brake contracts for the Boeing 737
- Certification deadlines met for our equipment on the B787 (landing gear, wiring, wheels and brakes)



- A350: SAFRAN selected to provide main landing gear and landing/braking control systems

2007 HIGHLIGHTS



AASM

- Technical qualification of the first version of the AASM air-to-ground missile


vitale

- Smart card business swings back to the black in May 2007 following restructuring



- Sale of Sagem Communications broadband business to The Gores Group finalized on January 25, 2008, for an enterprise value of €383 million

SOLID BACKLOG OF ORDERS

Market shares on the rise

Yearly changes in market share
Deliveries per year



60%
50%
40%
30%
2003
2004
2005
2006
2007
Market share:
CFM on the A320
GE90 on the B777

Growth in share of fleet with SAFRAN systems/equipment



45%
40%
35%
30%
2003
2004
2005
2006
2007
SAFRAN's share of carbon brake market on mainline jets (over 100 seats)

CFM is the exclusive powerplant on the B737

SOLID BACKLOG OF ORDERS

Moderate exposure to U.S. market

5,636 engines CFM on order, 34% more than in 2006


Rest of the world
Europe
43%
33%
24%
North America

Aircraft fitted with SAFRAN brakes, by region


Rest of the world
Europe
56%
39%
5%
North America

SAFRAN

SERVICES

Strong growth driver, profitable and sustainable

- **There is a large installed base of commercial aircraft engines (17,300 CFM), and helicopter engines (14,000), which are set to grow 25% and 35%, respectively, in the next five years**

- **These revenues are protected:**
  - **Turbomeca directly performs 95% of the services needed for its engines**
  - **Impact of PMA parts on CFM will be limited: this risk was identified and covered very early by SAFRAN and GE**

SERVICES

CFM installed base


(number of engines)
25 000
20 000
15 000
10 000
5 000
0
82 83 84 85 86 87 88 89 90 91 92 93 94 95 96 97 98 99 00 01 02 03 04 05 06 07 08 09 10 11 12
Average fleet age:
4 years
Average fleet age:
8 years
Average fleet age:
11 years

SERVICES

Sustained growth



(number of engines)
20 000
15 000
10 000
5 000
0
(change in sales)
400
300
200
Base 100
2000
Start of maintenance services
for new, long-lasting models
Second Iraq war
Bird flu
9/11 2001
First Iraq war
82 83 84 85 86 87 88 89 90 91 92 93 94 95 96 97 98 99 00 01 02 03 04 05 06 07 08 09 10 11 12
CFM engines over 5 years old
Spare parts sales

SERVICES

PMA impact still limited

- Today, PMA parts have a 3% share of the CFM market

- Action plan already well under way:
  - Patents (200 patents filed by Snecma in 2006, 230 in 2007; a portfolio of 4,500 patents)
  - Development of service business directly and in partnership with GE, to decrease the market open to PMA
  - Improvement kits available with patented parts
  - Increase awareness by leasing firms/insurance companies/banks

SERVICES

Strong growth for aircraft equipment



(Sales in current $)
220
200
180
160
140
120
100
Fleet
with SAFRAN
systems/equipment
Global
fleet
2007
2008
2009
2010
2011
2012
2013
2014
2015
base 100

Equipment type

- ▷ **Nacelles**
- ▷ **Landing gear**
- ▷ **Wheels and brakes**

Global fleet growth: 4% / year

SAFRAN equipment growth: 9% / year

2007 FINANCIAL RESULTS AS OF DECEMBER 31, 2007

Noël GAUTHIER
Executive Vice President
and Chief Financial Officer

STATEMENT OF INCOME *

(millions of euros)	2006	**2007 ****	*Change*
Sales	11,329	**12,003**	*+5.9%*
Operating income (EBIT)	465	**706**	*+51.8%*
% of sales	*4.1%*	***5.9%***	
Financial income	(78)	**(65)**	
Taxes	(199)	**(224)**	
Minority interests and other	(11)	**(11)**	
Net income – Group share	177	**406**	
Net profit per share (€)	0.43	**0.99**	

* Adjusted data

** Includes Sagem Communications broadband business to make 2006 and 2007 comparable

SAFRAN

REPORTED - ADJUSTED ACCOUNTS

At December 31, 2007 (*millions of euros*)	Reported consol. accounts	Hedging			Amortization of intangible assets	Adjusted data	Broadband business	2007 including Broadband
		Rate covered	Change in derivative values	Amortization of OCI reserves				
Sales	**10,321**	392*		117		**10,830**	1,173	**12,003**
Operating income	**6**	383*		117	157	**663**	43	**706**
Financial income	**31**	(383)	295			**(57)**	(8)	**(65)**
Taxes	(25)		(100)	(40)	(54)	(219)	(5)	(224)
Net income from divested businesses	30					30	(30)	
Income from minority interests and other	(3)	(5)			(3)	(11)		11
Net income (Group share)	**39**	(5)	195	77	100	**406**		**406**

* +392 million euros in sales and +9 million euros in purchases

COMPARISON OF OPERATING INCOME, 2006 – 2007 *

(millions of euros)



+385
465
+458
(73)
Nacelles
A380 –A318
(369)
(43)
+268
706
Operating income 2006
Volumes, prod. mix, prices
Dollar
R&D
Productivity improvement
Operating income 2007

* Adjusted data including Sagem Communications broadband business

RESEARCH & DEVELOPMENT *

(millions of euros)	2006		**2007****	
Self-financed R&D	865		**887**	
▷ Operating expenses		581		687
▷ Capitalized (gross)		284		200
R&D recorded as expenses	746		**789**	
▷ Operating expenses		581		687
▷ Amortization/depreciation		165		102
Capitalized R&D	119		**98**	
▷ Capitalized (gross)		284		200
▷ Amortization/Depreciation		(165)		(102)

* Adjusted data

** Including Sagem Communications broadband business

USD HEDGING PORTFOLIO

- **2007**
  - US$4,663 M / EURO at a rate of €1 = US$1.21
  - US$162 M / GBP at a rate of €1 = GBP1.75
  - US$137 M / CAD at a rate of €1 = CAD1.18

- **Hedging portfolio at Dec. 31, 2007:**
  - US$5,217 million

    at an average rate for the EUR/USD tranche of €1 ≤ US$1.46

FREE CASH FLOW *

(millions of euros)	2006	**2007****
Cash flow	1,003	**1,221**
Change in working capital requirements	(149)	**(116)**
Intangible investments	(343)	**(266)**
CAPEX	(346)	**(411)**
Free cash flow	165	**428**

* Adjusted data

** including Sagem Communications broadband business

CHANGE IN CASH POSITION

(millions of euros)



Cash position at 1/1/07
(419)
Cash flow
+1,221
Change in WCR
(116)
Capex and intangible investments
(677)
Safran dividends
(90)
Other
(88)
Cash position at 12/31/07
(169)

SAFRAN

RESULTS BY BRANCH *

(millions of euros)		2006	2007	Change
AEROSPACE PROPULSION				
▹ Sales		5,073	**5,920**	*+17%*
▹ Operating income		561	**636**	*+13%*
	% of sales	*11.1%*	***10.7%***	
AIRCRAFT EQUIPMENT				
▹ Sales		2,644	**2,703**	*+2%*
▹ Operating income		197	**112**	*-43%*
	% of sales	*7.5%*	***4.1%***	
DEFENSE SECURITY				
▹ Sales		1,445	**1,548**	*+7%*
▹ Operating income		(101)	**72**	*ns*
	% of sales	*-7.0%*	***4.7%***	
Mobile phones				
▹ Sales		958	**656**	*-32%*
▹ Operating income		(181)	**(121)**	*ns*
	% of sales	*-18.9%*	***-18.5%***	
Broadband				
▹ Sales		1,209	**1,173**	*-3%*
▹ Operating income			**43**	*ns*
	% of sales	*0.4%*	***3.7%***	

* Adjusted data

AEROSPACE PROPULSION *

(millions of euros)	2006	**2007**	*Change*	*Change* *at constant $*
Sales	5,073	**5,920**	*+16.7%*	*+25.2%*
Operating income	561	**636**	*+13.4%*	*+60.7%*
% of sales	*11.1%*	**10.7%**		
Self-financed R&D	334	**401**	+67	
of which capitalized (net)	*74*	**5**	(69)	
CAPEX	181	**194**	+13	
Free cash flow	419	**579**	+160	

* Adjusted data

AEROSPACE PROPULSION

COMPARISON OF OPERATING INCOME, 2006 - 2007 *

(millions of euros)



+310
(266)
(136)
+167
+561
+636
Operating income 2006
Volumes, product mix, prices
Dollar
R&D
Productivity improvement
Operating income 2007

* Adjusted data

AEROSPACE PROPULSION *

RESEARCH & DEVELOPMENT

(millions of euros)	2006	**2007**
Self-financed R&D	334	**401**
▷ Operating expenses	240	317
▷ Capitalized (gross)	94	84
R&D recorded as expenses	260	**396**
▷ As operating expenses	240	317
▷ Amortization/Depreciation	20	79
Capitalized R&D	74	**5**
▷ Capitalized (gross)	94	84
▷ Amortization/Depreciation	(20)	(79)

* Adjusted data

AIRCRAFT EQUIPMENT *

(millions of euros)	2006	**2007**	Change	Change at constant $
Sales	2,644	**2,703**	+2.2%	+9.5%
Operating income	197	**112**	-43.3%	+7.5%
% of sales	*7.5%*	**4.1%**		
Self-financed R&D	234	**204**	*(30)*	
of which capitalized (net)	*98*	***98***	*0*	
CAPEX	65	**128**	*63*	
Free cash flow	(51)	**(171)**	*(120)*	

* Adjusted data

AIRCRAFT EQUIPMENT

COMPARISON OF OPERATING INCOME 2006 – 2007 *

(millions of euros)



(35)
+197
+38
(73)
Nacelles
A380 –A318
(100)
+30
+20
+112
Operating income 2006
Volumes, product mix, prices
Dollar
R&D
Productivity improvement
Operating income 2007

* Adjusted data

AIRCRAFT EQUIPMENT *

RESEARCH & DEVELOPMENT

(millions of euros)	2006		**2007**	
Self-financed R&D	234		**204**	
▷ Operating expenses		109		103
▷ Capitalized (gross)		125		101
R&D recorded as expenses	136		**106**	
▷ Operating expenses		109		103
▷ Amortization/Depreciation		27		3
Capitalized R&D	98		**98**	
▷ Capitalized (gross)		125		101
▷ Amortization/Depreciation		(27)		(3)

* Adjusted data

DEFENSE SECURITY *

(millions of euros)	2006	**2007**	*Change*
Sales	1,445	**1,548**	*+7.1%*
Operating income	(101)	**72**	*+173*
% of sales	*-7.0%*	4.7%	
Self-financed R&D	103	**120**	*+17*
of which capitalized (net)	*(7)*	***1***	*+8*
CAPEX	63	57	*(6)*
Free cash flow	53	**(8)**	*(61)*

* Adjusted data

DEFENSE SECURITY *

RESEARCH & DEVELOPMENT

(millions of euros)	2006	**2007**
Self-financed R&D	103	**120**
▷ Operating expenses	94	117
▷ Capitalized (gross)	9	3
R&D recorded as expenses	110	**118**
▷ Operating expenses	94	117
▷ Amortization/Depreciation	16	1
Capitalized R&D	(7)	**2**
▷ Capitalized (gross)	9	3
▷ Amortization/Depreciation	(16)	(1)

* Adjusted data

DEFENSE SECURITY *

COMPARISON OF OPERATING INCOME 2006 - 2007

(millions of euros)



-101
+118
(8)
+63
+72
Operating income 2006
Volumes, product mix, prices
R&D
Productivity improvement
Operating income 2007

* Adjusted data

Mobile phones *

(millions of euros)	2006	**2007**	*Change*
Sales	958	**656**	*-31.2%*
Operating income (loss)	(181)	**(121)**	*+60*
Self-financed R&D	110	**71**	*(39)*

* Adjusted data

Mobile phones *



(millions of euros)
-181
(37)
+91
+6
-121
Operating income 2006
Volumes, product mix, prices
R&D
Productivity improvement
Operating income 2007

* Adjusted data

BALANCE SHEET AT DECEMBER 31, 2007
(millions of euros)

ASSETS		LIABILITIES & SHAREHOLDERS' EQUITY	
Goodwill	1,561	Shareholders' equity	4,505
Fixed assets	4,828	Provisions	2,185
Other assets	488	Debts subject to specific conditions	590
Fair value of financial instruments	126	Interest-bearing liabilities	899
Inventories (net)	3,420	Other liabilities	841
Customers and other	4,243	Suppliers and other	6,703
Cash and cash equivalent	730		
Assets to be divested	779	Liabilities to be divested	452
TOTAL ASSETS	**16,175**	**TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY**	**16,175**

SAFRAN

DIVIDENDS

	2005	2006	**2007**
Net income (€ millions)	501	177	**406**
Total dividend (€ millions)	148	90	**164***
Dividend per share (€)	0.36	0.22	**0.40***
Pay out	29%	50%	**40%**

***On proposal by the Executive Board and in line with its strategy, the distribution of a dividend of 0.40 euro per share, to be paid on June 4, 2008 will be submitted to the Annual General Meeting of Shareholders on May 28, 2008**

OUTLOOK

Jean-Paul HERTEMAN
Chief Executive Officer

AN EFFECTIVE IMPROVEMENT PLAN

- 2007: 268 million euros of net savings in operating income

- Improvement will accelerate from 2008 to 2010, mainly due to the development in the dollar zone and emerging zone of:
  - our industrial operations
  - our purchasing

NEW FACILITIES IN INTERNATIONAL MARKETS

9 new sites or expanded sites in 2008
more than €130 M in investments and 2,400 people

MEXICO	Chihuahua	**Aircraft wiring**
USA	Monroe, NC	**Production of Arriel engines**
	Walton, KY	**Brake machining and assembly**
CHINA	Guiyang	**Turbine blade precision casting**
	Suzhou	**Landing gear component machining**
	Suzhou	**Turbine shaft machining**
INDIA	Noida	**New of smart card plant**
MOROCCO	Casablanca	**Composite parts for nacelles**
POLAND	Rzeszow	**Machining of structural parts**







SAFRAN

GROWTH IN DOLLAR ZONE & EMERGING ZONE



Production Workforce
16 000
14 000
12 000
10 000
8 000
6 000
4 000
2 000
0
2001
2004
2007
2010
Emerging zone
$ Zone



Plants, including expansions
80
70
60
50
40
30
20
10
0
2001
2004
2007
2010
Emerging zone
$ Zone

- $ Zone: USA, Canada, Mexico
- Emerging countries: China, India, Morocco, Poland, Russia, Brazil, etc…
- Plants in 2010, including current and planned sites, expansion projects and new facilities under study

COST "DOLLARIZATION"

SAFRAN production purchases in $ and emerging zones



60%
50%
40%
30%
20%
10%
0%
2004
2005
2006
2007
2008
2009
2010

Share of purchases in dollar and emerging zones (constant dollar)

2008 OBJECTIVES

▷ 11 billion euros in sales

- Increase of 10% at constant size and exchange rates

▷ 700 million euros* in operating income

- Significant increase in productivity and spare business
- US dollar hedged at ≤ $1.46

* Includes capital gain on the transfer of the electronic payment business to Ingenico, estimated at €100m, but does not include the share of Ingenico earnings, which will be accounted for by the equity method

OUTLOOK

- ▷ Accelerate productivity improvements and international development
- ▷ Settle the question of the mobile phone business in 2008
- ▷ Strong organic growth for aircraft equipment and security
- ▷ Acquisitions if timely opportunities, especially for aircraft equipment and security

END